

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Timothy Spell
Chief Executive Officer
Reagan Bosco International Company, Inc.
1800 2nd Street, Suite 603
Sarasota, FL 34236

> **Re: Reagan Bosco International Company, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 9, 2023**
> **CIK No. 0001976159**

Dear Timothy Spell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 9, 2023

General

1. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering with your selling stockholders acting on your behalf. Please revise your cover page to name your selling stockholders as underwriters. Alternatively, provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). Please also revise your prospectus cover page to disclose the date on which the offering will terminate. For guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.

2.    We note that you are a blank check company.  In an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities.

Cover Page

3.    It is unclear from your disclosures here and throughout filing if you are delaying the adoption of certain accounting standards until those standards would otherwise apply to private companies.  Please revise to provide disclosure about your intent to rely on the extended transition period.

4.    We note your plan to seek quotation on the OTC Pink Markets. To the extent applicable, provide risk factor disclosure acknowledging that you may not be eligible for such quotation and describe the impact on the liquidity of your shares and the potential impact on investors.

Risk Factors, page 5

5.    Please amend your filing to include risk factor disclosure related to the waiver of corporate opportunities contained in your articles.

The company's sole officer and director many allocate his time to other business activities..., page 6

6.    We note that Mr. Spelll, your CEO, CFO, and sole director, owes fiduciary duty to other companies he serves from time to time. Please disclose that Mr. Spell may have conflicts of interest in presenting business opportunities to the company and the other entities to which he owes certain fiduciary or contractual duties.

Timothy Spell, one of our stockholders, and sole principal executive officer and . . ., page 8

7.    Please expand your disclosure to include Colin Conway since he owns 100% of shares in Providence Reserve Trust which holds the remaining 50% of the outstanding shares of your company.  Please also clarify that Providence Reserve Trust and Timothy Spell will own at a minimum 90% of the outstanding shares of the company after the offering.

Dilution, page 12

8.    We note your disclosure that there will be no dilution to your existing stockholders. However, given the substantial disparity between the offering price and the price paid by the selling shareholders in this offering, please expand your disclosure to provide all information required under Item 506 of Regulation S-K.

Plan of Distribution, page 22

9.    Please disclose how you and the distribution participants, including the selling stockholders, will comply with Regulation M.

Signatures, page II-3

10.     Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

Exhibits

11.     Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T.

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.  Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Real Estate & Construction

cc:     Stephen A. Weiss, Esq.